UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
(Check one):
☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Delta Air Lines, Inc

Full Name of Registrant

Former Name if Applicable
1030 Delta Boulevard, Department No. 981

Address of Principal Executive Office (STREET AND NUMBER)
Atlanta, Georgia 30354-1989

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On September 14, 2004, the Registrant and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 filing significantly impacts the financial results and disclosures in the Registrant’s Form 10-K for the year ended December 31, 2005 (“Form 10-K). The Registrant expects to file its Form 10-K within fifteen days, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Leslie P. Klemperer (404) 715-2476

(Name) (Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /X/ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Delta Air Lines, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By /s/ Edward H. Bastian
Edward H. Bastian
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
PART IV — OTHER INFORMATION
     On September 14, 2005, the Registrant and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Southern District of New York. The reorganization cases are being jointly administered under the caption “In re Delta Air Lines, Inc., et al., Case No. 05-17923-ASH.”
     In accordance with GAAP, the Registrant has applied the provisions of American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”). SOP 90-7 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, realized gains and losses and provisions for losses that we realized or incurred because we are in Chapter 11 are recorded in reorganization items on the Consolidated Statements of Operations.
     The Registrant will report a consolidated net loss of $3.8 billion in 2005 ($23.75 basic and diluted loss per share), compared to a consolidated net loss of $5.2 billion in 2004 ($41.07 basic and diluted loss per share). The net loss for 2005 includes net charges of $1.8 billion. These net charges reflect (1) a net charge of $884 million for reorganization items and (2) a net charge of $888 million for restructuring, asset writedowns, pension settlements and related items. The net loss for 2004 also includes net charges of $1.8 billion. These net charges reflect (1) a $41 million net gain for restructuring, asset writedowns, pension settlements and related items and (2) a $1.9 billion charge for the impairment of goodwill and other intangible assets.
     Operating revenues totaled $16.2 billion in 2005, a $956 million increase as compared to prior year. Passenger revenue increased 6% on a 3% increase in capacity. The increase in passenger revenue reflects a 6% rise in revenue passenger miles, and a flat passenger mile yield. The relatively constant passenger mile yield reflects the Registrant’s lack of pricing power due to the continuing growth of low-cost carriers with which the Registrant competes in most domestic markets, high industry capacity and price sensitivity by the Registrant’s customers, enhanced by the availability of airline fare information on the Internet. During the fourth quarter of 2005, passenger mile yield increased 8% compared to the fourth quarter of 2004, which reflects a general improvement in the overall business environment and the structural changes the Registrant has made to strengthen its route network since the Chapter 11 filing. There can be no assurance that the passenger mile yield will continue to improve.
     Operating expenses for 2005 totaled $18.2 billion, which includes a $888 million charge for restructuring, asset writedowns, pension settlements and related items. Operating expenses for 2004 totaled $18.5 billion and include a $1.9 billion impairment of intangible assets. As a result of these items, operating expenses in the aggregate for 2005 and 2004 are not comparable.
     Salaries and related costs declined $1.3 billion, or 20% in 2005 compared to 2004. This reduction reflects a 17% decrease from salary rate reductions for pilot and nonpilot employees and a 7% decline due to lower headcount.
     Aircraft fuel expense increased $1.3 billion, or 46%, in 2005 compared to 2004 driven by higher fuel prices, which were slightly offset by a reduction in total gallons consumed due to our sale of Atlantic Southeast Airlines, Inc. on September 7, 2005. The average price per gallon increased 47% to $1.71 while total gallons consumed decreased 1%. Fare increases implemented during 2005 in response to rising aircraft fuel prices offset only a small portion of those cost increases.
     Operating capacity in 2005 compared to 2004 increased 3% to 157 billion Available Seat Miles, primarily due to operational efficiencies from the redesign of our Atlanta hub from a banked to a continuous hub, which allowed the Registrant to increase system-wide capacity with no additional Mainline aircraft. Operating Cost per Available Seat Mile decreased 5% to 11.60¢ in 2005 compared to 2004.